May 17, 2010

Andrew Warren, Chief Financial Officer
Liz Claiborne, Inc.
1441 Broadway
New York, New York 10018

    RE: **Liz Claiborne, Inc.**
           Form 10-K for FYE January 2, 2010
           Filed February 23, 2010
           File No. 1-10689

Dear Mr. Warren:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 2, 2010

Exhibits to Form 10-K

1. We note that exhibit 10(m)(iii) to the Form 10-K does not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself. Please file the exhibit in its entirety as required by to Item 601(b)(10) of Regulation S-K in your next periodic report or advise.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Janice McGuirk, examiner, at (202) 551-3395 or David Link, legal reviewer at (202) 551-3356 with any questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax